Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-264268

SUPPLEMENT TO PROSPECTUS

WOODSIDE ENERGY GROUP LTD

Explanatory Note:

On 15 April 2022, Woodside Energy Group Ltd (formerly known as Woodside Petroleum Ltd.) (the “Company” or “Woodside”) filed a prospectus (the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) with respect to the issuance of new ordinary shares of Woodside, no par value per share, to be delivered to BHP Group Ltd (“BHP”) and distributed by BHP to BHP shareholders, in exchange for all of the issued share capital of BHP Petroleum International Pty Ltd pursuant to the Share Sale Agreement, dated 22 November 2021, by and between Woodside and BHP (the “Merger”).

This Supplement No. 1 to the Prospectus (this “Supplement No. 1”) is being filed with the SEC and is being made available to stockholders on or about 23 May 2022, and should be read in conjunction with the Prospectus. Capitalized terms used in this Supplement No. 1 and not otherwise defined have the meaning given to them in the Prospectus.

The Company is filing this Supplement No. 1 to (i) provide certain financial and production information of the Company for the three months ended 31 March 2022, (ii) announce the results of the Woodside Shareholders Meeting held on 19 May 2022 and the satisfaction of certain Conditions to the Merger and (iii) provide an update on the distribution of New Woodside ADSs to holders of BHP ADSs.

Except to the extent amended, revised or updated by the information contained herein, this Supplement No. 1 does not amend, revise or update any of the other information set forth in the Prospectus.

Supplemental Disclosure Regarding Certain Financial and Production Information for the First Quarter of 2022

On 26 April 2022, Woodside CEO Meg O’Neill provided an update regarding certain financial and production results for the three months ended 31 March 2022 and the Company’s outlook for the second quarter of 2022:

Woodside CEO Meg O’Neill said the first quarter continued strong revenue performance with an increase in produced LNG sales volumes and $2.36 billion of sales revenue. “The implications of Russia’s invasion of Ukraine have reverberated globally, exacerbating already tight energy markets, particularly for LNG. This has resulted in unprecedented volatility and price spikes to levels not seen since the early part of last decade. Revenue was buoyed by a strong average realised portfolio price of $93 per barrel of oil equivalent, despite overall lower sales volume due to reduced trading activity in the currently volatile global energy market. We expect in the second quarter to see the continued benefit of stronger pricing, reflecting the oil price lag in many of our LNG contracts.”

“In April, significant milestones were achieved in the lead up to the shareholder vote on Woodside’s proposed merger with BHP Petroleum. We believe the case for the proposed merger with BHP Petroleum is compelling. It will bring together the best of two successful organisations and deliver the increased scale, diversity and resilience to provide value to shareholders and ensure Woodside better navigates the energy transition. The Woodside Board unanimously recommends shareholders vote in favour of the merger. The Explanatory Memorandum and Independent Expert Report, which concluded that the proposed merger is in the best interests of Woodside shareholders, were issued earlier this month ahead of the vote, scheduled for our Annual General Meeting on 19 May. Also in April, Woodside filed the required regulatory documents for our secondary listings in New York and London, which are expected to become active on completion of the proposed merger, targeted for 1 June 2022.”

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“Work on our Scarborough and Pluto Train 2 projects began to ramp up during the first quarter with Bechtel, the engineering, procurement, construction and commissioning contractor for Pluto Train 2, beginning major civil works for the construction accommodation village in Karratha. Manufacture of the Scarborough pipeline commenced, and we also exercised a contractual option to fabricate the Scarborough subsea structures in Western Australia. Looking ahead, Woodside has signed binding agreements for the long-term charter of three new-build LNG carriers to be delivered prior to the start-up of Scarborough. The new vessels will improve the cost-competitiveness and fuel efficiency of the Woodside fleet. In Senegal, the Sangomar Field Development Phase 1 is now more than 50% complete and remains on track for targeted first oil in 2023. Subsea equipment fabrication is progressing, and the second drillship, the Ocean BlackHawk, is scheduled to commence activities in mid-2022. An important transition point in the history of the North West Shelf Project was realised in March with the start-up of the Pluto-Karratha Gas Plant (KGP) Interconnector pipeline, for the first time enabling processing of third-party gas at Australia’s largest LNG production facility. The start-up of the Pluto-KGP Interconnector supports the accelerated production of gas from the first phase of Pluto’s Pyxis Hub, which is now operating and achieving targeted gas flow rates and in recent days the first LNG cargo produced through the Interconnector was loaded. Julimar-Brunello Phase 2 is now in steady state operations and in April, the North West Shelf’s Greater Western Flank Phase 3 project achieved ready for start-up ahead of schedule.”

“During the quarter we released our Climate Report 2021 which outlines our response to climate change and our strategy to thrive through the energy transition as a low-cost, lower-carbon energy provider. Work has also continued on Woodside’s new energy opportunities. Our collaboration with Heliogen has also deepened with our agreement to deploy a 5 megawatt electric module of the US company’s AI-enabled concentrated solar energy technology in California, as well as jointly market Heliogen’s renewable energy technology in Australia. We have launched a carbon capture and utilisation (CCU) collaboration with US-based technology developers ReCarbon and LanzaTech to investigate the viability of a proposed CCU pilot facility in Perth,” she said.

On 26 April 2022, the Company also released certain financial and production results for the three months ended 31 March 2022. A copy of such information is attached hereto as Annex A.

Supplemental Disclosure Regarding the Merger

On 16 May 2022, the National Offshore Petroleum Titles Administrator provided written approval under Chapter 5A of the Offshore Petroleum and Greenhouse Gas Storage Act 2006 (Cth) for Woodside to Implement the Merger. Such approval was a Condition to Implementation of the Merger.

At the Woodside Shareholders Meeting, held on 19 May 2022, Woodside Shareholders approved the Merger Resolution. Accordingly, all Conditions requiring a positive action or event in order to be satisfied have now been satisfied. The Merger remains subject to certain Conditions that, in the absence of an unforeseen event, will be deemed to be satisfied on or before 31 May 2022.

Woodside Shareholders also approved the resolution to change the Company’s name from “Woodside Petroleum Ltd.” to “Woodside Energy Group Ltd”. The name change became effective on 19 May 2022. In connection with the change of the Company’s name, Woodside’s ticker symbol on the ASX will change from “WPL” to “WDS,” effective 25 May 2022.

In connection with the Merger, Participating BHP Shareholders will be entitled to receive one Woodside Share for every 5.5340 BHP Shares they hold at the close of business in the applicable jurisdiction on 26 May 2022, the Distribution Record Date. Holders of BHP ADSs will be entitled to receive one Woodside ADS for every 2.7670 BHP ADSs they hold at 5:00 p.m. (New York City time) on 26 May 2022, the ADS Distribution Record Date, subject to payment of taxes and applicable fees and expenses.

The New York Stock Exchange has advised that the BHP ADSs will trade with “due bills” from the opening of business in New York on 25 May 2022, one day before the ADS Distribution Record Date, through the close of business on the completion date (expected to be 1 June 2022). BHP ADSs trading with due bills carry the right to receive the Woodside ADSs distributed in connection with the Merger. Accordingly, holders of BHP ADSs who sell their BHP ADSs on or before the ADS distribution date will not be entitled to receive the in-specie dividend thereon. Ex-dividend trading in the BHP ADSs is expected to commence at the opening of business in New York on 2 June 2022.

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Forward-looking statements

This prospectus supplement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Merger. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Merger, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

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ANNEX A

A-1

First QUARTER 2022 REPORT 26 April 2022

Oil production impacted by maintenance and weather First Quarter 2022 Report Previous period (Q4 2021 to Q1 2022) Corresponding period (Q1 2021 to Q1 2022) Liquids includes oil and condensate. Other includes domestic gas and LPG. Q1 2022 Q1 2022 0.2

Increase in produced LNG sales volume Revenue from the sale of produced and purchased hydrocarbons. Excludes processing and services revenue. Represents average realised price including exchange rate impact. Lagged Japan Customs-cleared Crude (JCC) is the typical reference price for long-term LNG contracts. Average of daily published Platts Japan Korea Marker (JKM) prices for delivery during the quarter. Sales volume Sales revenue1 Realised price2 First Quarter 2022 Report Units Q1 21 Q4 21 Q1 22 LNG $/boe 40 93 93 Domestic gas $/boe 17 17 22 Condensate $/boe 67 81 107 Oil $/boe 72 87 111 LPG $/boe 60 104 - Average realised price $/boe 44 90 93 Dated Brent $/bbl 61 80 101 JCC (lagged three months)3 $/bbl 44 73 80 JKM4 $/MMBtu 11.4 28.0 31.2 2 Q1 2022 31.8

First Quarter 2022 Report Scarborough Field Development Plan approved SCARBOROUGH AND PLUTO TRAIN 2 Bechtel was issued full notice to proceed for Pluto Train 2 in January 2022.1 Major civil works for the construction accommodation village have commenced in Karratha, and first steel was cut for prefabricated buildings. The sale of a 49% non-operated participating interest in the Pluto Train 2 Joint Venture to Global Infrastructure Partners was completed in January 2022. Manufacture of Scarborough line pipe commenced and a contractual option was exercised to fabricate the Scarborough subsea structures within Western Australia. Resourcing was mobilised in readiness for topside fabrication for the Scarborough floating production unit in Q2 2022. In April the Scarborough Field Development Plan (FDP) was accepted, and offers received for the Scarborough pipeline licences from the relevant regulators. Following approval of the FDP, the Scarborough and Pluto Train 2 processing and services agreement executed in November 2021 is now unconditional. COURT PROCEEDINGS DISMISSED In March 2022, the Supreme Court of Western Australia dismissed two proceedings brought against the Chairman of the Environmental Protection Authority challenging the Pluto LNG and Karratha Gas Plant environmental approvals made in 2019. SANGOMAR FIELD DEVELOPMENT PHASE 1 Subsea equipment fabrication continues to progress, and equipment continues to be delivered to Senegal. The subsea installation campaign schedule has been revised and is scheduled to commence in Q3 2022. FPSO conversion activities continued despite challenges caused by COVID-19. The second and last drydock activity scope is complete. The development drilling program progresses as planned and the second drillship, the Ocean BlackHawk, remains on schedule to commence drilling in mid-2022. Confirmation was received from the Government of Senegal that a two-year exploration period extension has been granted for the PSC area covering SNE North-Spica. The Sangomar Field Development Phase 1 was 56% complete at the end of the period and remains on track for targeted first oil in 2023. Bechtel comprises Bechtel (Western Australia) Pty Ltd and Bechtel International, Inc.

Pluto gas processing commenced at NWS PYXIS HUB  The first phase of the Pyxis Hub project, comprising the wells in the Pyxis and Pluto North fields, is operating. Performance tests have confirmed the target flow rates of up to 220 million standard cubic feet per day (mmscf/d) for Pyxis and up to 170 mmscf/d for Pluto North have been achieved. Pyxis Hub comprises the subsea tie-back of the Pyxis, Pluto North and Xena fields to the Pluto offshore platform. The second phase of the project is on track for drilling, completions and subsea tie-back of the Xena 2 well in H2 2022. The project was 83% complete at the end of the period. PLUTO-KGP INTERCONNECTOR The Pluto-KGP Interconnector achieved ready for start-up and commenced flowing gas from the offshore Pluto fields to Karratha Gas Plant (KGP) for processing. Gas from the Pyxis Hub supported start-up of the Pluto-KGP Interconnector and in April 2022, the first LNG cargo produced through the Interconnector was loaded. NWS EXTENSION Tolling operations commenced at the North West Shelf (NWS) Project, following the start-up of the Pluto-KGP Interconnector. Approximately 2.5 million tonnes of LNG in aggregate and approximately 20 petajoules of domestic gas from Pluto is expected to be processed at KGP in the period 2022 to 2025. JULIMAR-BRUNELLO PHASE 2 The project has achieved steady state operations. Julimar-Brunello Phase 2 involves the tie-back of the Julimar field to the Wheatstone platform, supporting continued production from Wheatstone. GREATER WESTERN FLANK PHASE 3 The four well development drilling campaign was completed in January 2022, and the subsea installation program commenced. GWF-3 (including Lambert Deep) is a subsea tie-back opportunity to further commercialise the NWS reserves. The project was 90% complete at the end of the period. In April 2022, ready for start-up was achieved for GWF-3 ahead of the planned schedule and RFSU for the Lambert Deep well is expected later this year. BROWSE The Browse Joint Venture completed work with regulators and stakeholders to support the ongoing assessment of the Browse to NWS environmental referral. First Quarter 2022 Report

Binding agreements signed for three new LNG carriers First Quarter 2022 Report MARKETING AND SHIPPING Woodside has signed binding agreements for the long-term charter hire of three new-build LNG carriers: One vessel owned by Hyundai Glovis Co. Ltd will be constructed by Hyundai Samho Heavy Industries Co. Ltd. The other two vessels owned by Gaslog Carriers Ltd will be constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd. The three new vessels will be delivered prior to start-up of the Scarborough Project. They are expected to improve the cost-competitiveness and the fuel efficiency of the Woodside LNG carrier fleet. CLIMATE REPORT 2021 Woodside released its Climate Report 2021 which outlines our response to climate change and our strategy to thrive through the energy transition as a low-cost, lower-carbon energy provider. The report is structured to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations framework, and will be put to a non-binding advisory vote at Woodside’s Annual General Meeting on 19 May 2022. NEW ENERGY AGREEMENTS Heliogen and Woodside entered into a project agreement to deploy a 5 megawatt electric module of Heliogen’s AI-enabled concentrated solar energy technology in California. In addition, Heliogen and Woodside have also signed a collaboration agreement to jointly market Heliogen’s renewable energy technology in Australia.  Woodside launched a carbon capture and utilisation (CCU) collaboration with US-based technology developers ReCarbon and LanzaTech. The companies are investigating the viability of a proposed CCU pilot facility in Perth, Western Australia.  H2OK Woodside is progressing front-end engineering design activities which will mature the project scope, cost and schedule. These activities will support a targeted final investment decision (FID) in H2 2022.1 Woodside is in discussions with a number of potential customers regarding potential offtake volumes to underpin FID. Subject to all necessary approvals and appropriate commercial arrangements being finalised.

Data supplement containing production, sales, revenue and expenditure tables in Excel format is available on the Woodside website. DATA TABLES

Production summary Q1 2022 includes 39.33 kt (0.35 MMboe) of LNG, 11,356 bbl (0.01 MMboe) of condensate and 0.51 kt (0.00 MMboe) of LPG processed at the Karratha Gas Plant through the Pluto-KGP Interconnector. Conversion factors are identified on slide 16. Includes independently marketed gas sales. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources. Woodside’s share of production for the quarter ended 31 March 2022 with appropriate comparatives: Production Three months ended Year to date 31 Mar 2022 31 Dec 2021 31 Mar 2021 31 Mar 2022 31 Mar 2021 LNG North West Shelf tonne 570,443 544,605 662,336 570,443 662,336 Pluto1 tonne 1,119,311 1,149,945 1,073,597 1,119,311 1,073,597 Wheatstone tonne 291,198 263,132 323,964 291,198 323,964 Total LNG2 boe 17,641,373 17,434,144 18,344,407 17,641,373 18,344,407 Domestic gas Australia3 TJ 4,578 3,676 4,187 4,578 4,187 Total domestic gas2 boe 748,919 601,504 685,021 748,919 685,021 Condensate North West Shelf bbl 805,915 794,148 1,002,682 805,915 1,002,682 Pluto1 bbl 744,402 769,257 731,851 744,402 731,851 Wheatstone bbl 421,236 532,787 704,957 421,236 704,957 Total condensate2 boe 1,971,553 2,096,192 2,439,490 1,971,553 2,439,490 Oil Ngujima-Yin4 bbl 1,398,055 1,914,171 1,705,114 1,398,055 1,705,114 Okha5 bbl 425,342 452,158 376,802 425,342 376,802 Total oil2 boe 1,823,397 2,366,329 2,081,916 1,823,397 2,081,916 LPG North West Shelf tonne 15,752 15,692 16,067 15,752 16,067 Pluto1 tonne 510 - - 510 - Total LPG2 boe 133,146 128,482 131,551 133,146 131,551 Total1 boe 22,318,388 22,626,651 23,682,385 22,318,388 23,682,385 First Quarter 2022 Report

Product sales Q1 2022 includes volumes processed at the Karratha Gas Plant via the Pluto-KGP Interconnector. Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of -21 kt (-0.18 MMboe) in Q1 2022, -29 kt (-0.26 MMboe) in Q4 2021 and -11 kt (-0.09 MMboe) in Q1 2021. Purchased LNG is volumes sourced from third parties. Conversion factors are identified on slide 16. Includes independently marketed gas sales. The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources. Woodside’s sales for the quarter ended 31 March 2022 with appropriate comparatives: Sales Three months ended Year to date 31 Mar 2022 31 Dec 2021 31 Mar 2021 31 Mar 2022 31 Mar 2021 LNG North West Shelf tonne 620,045 644,159 651,149 620,045 651,149 Pluto1 tonne 1,130,822 1,101,478 1,070,534 1,130,822 1,070,534 Wheatstone2 tonne 304,861 278,672 265,480 304,861 265,480 Purchased3 tonne 415,602 831,621 378,214 415,602 378,214 Total LNG4 boe 22,008,436 25,433,487 21,064,863 22,008,436 21,064,863 Domestic gas Australia5 TJ 4,547 3,723 4,232 4,547 4,232 Total domestic gas4 boe 743,964 609,058 692,369 743,964 692,369 Condensate North West Shelf bbl 617,818 1,341,500 682,018 617,818 682,018 Pluto bbl 472,316 742,515 585,283 472,316 585,283 Wheatstone bbl 289,419 661,208 751,724 289,419 751,724 Total condensate4 boe 1,379,553 2,745,223 2,019,025 1,379,553 2,019,025 Oil Ngujima-Yin6 bbl 1,336,017 1,940,714 1,607,684 1,336,017 1,607,684 Okha7 bbl - 653,401 - - - Total oil4 boe 1,336,017 2,594,115 1,607,684 1,336,017 1,607,684 LPG North West Shelf tonne - 45,767 43,701 - 43,701 Total LPG4 boe - 374,724 357,806 - 357,806 Total3 boe 25,467,970 31,756,607 25,741,747 25,467,970 25,741,747 First Quarter 2022 Report

Revenue Q1 2022 includes -$20 million, Q4 2021 includes -$20 million and Q1 2021 includes -$4 million, recognised in relation to periodic adjustments reflecting arrangements governing Wheatstone LNG sales. Q4 2021 also include $35 million relating to Pluto volumes delivered into a Wheatstone sales commitment. These amounts are included within other income/(expenses) in the financial statements rather than operating revenue.  The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources. Q1 2022 revenue includes revenue for Pluto gas volumes processed at the Karratha Gas Plant through the Pluto-KGP Interconnector. Woodside’s sales and operating revenue for the quarter ended 31 March 2022 with appropriate comparatives: Revenue (US$ million) Three months ended Year to date Sales revenue 31 Mar 2022 31 Dec 2021 31 Mar 2021 31 Mar 2022 31 Mar 2021 LNG Group1 2,043 2,354 838 2,043 838 Domestic gas Australia 16 10 12 16 12 Condensate North West Shelf 73 111 46 73 46 Pluto 46 60 41 46 41 Wheatstone 29 52 48 29 48 Oil Ngujima-Yin2 148 169 115 148 115 Okha3 - 57 - - - LPG North West Shelf - 39 21 - 21 Total sales revenue 2,355 2,852 1,121 2,355 1,121 Processing revenue4 35 37 34 35 34 Shipping and other revenue 5 17 11 5 11 Total revenue 2,395 2,906 1,166 2,395 1,166 First Quarter 2022 Report

Realised prices Realised prices include periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. Refer to slides 10 and 11 for further details. Conversion factors are identified on slide 16. Realised product prices for the quarter ended 31 March 2022 with appropriate comparatives: Realised Price  Three months ended  Three months ended   Units 31 Mar 2022 31 Dec 2021 31 Mar 2021 Units2 31 Mar 2022 31 Dec 2021 31 Mar 2021 LNG1 $/MMBtu 16.0 16.0 6.9 $/boe 93 93 40 Domestic gas $/GJ 3.6 2.8 2.7 $/boe 22 17 17 Condensate $/bbl 107 81 67 $/boe 107 81 67 Oil $/bbl 111 87 72 $/boe 111 87 72 LPG $/tonne - 852 489 $/boe - 104 60 Average realised price       $/boe 93 90 44 Dated Brent         $/bbl 101 80 61 JCC (lagged three months) $/bbl 80 73 44 JKM $/MMBtu 31.2 28.0 11.4 First Quarter 2022 Report

Expenditure Exploration expense includes the reclassification of well results during the period. Q4 2021 includes $31 million of exploration and $40 million of evaluation expensed as a result of the write-off of Myanmar Block AD-7. Subsequent to the release of the Q4 2021 results, Woodside announced its decision to withdraw from its interests in Myanmar. As a result, the Q4 2021 expense has been adjusted to include $66 million of exploration expensed and $72 million of evaluation expensed relating to the write-off of Myanmar Blocks A-6 and AD-1. Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results. Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. The table above does not reflect the impact of such transfers. Woodside’s share of exploration, evaluation and capital expenditure for the quarter ended 31 March 2022 with appropriate comparatives: Expenditure (US$ million) Three months ended Year to date 31 Mar 2022 31 Dec 2021 31 Mar 2021 31 Mar 2022 31 Mar 2021 Exploration and evaluation expense Exploration expensed1,2 6 105 68 6 68 Permit amortisation 1 1 1 1 1 Evaluation expensed2 1 115 1 1 1 Total 8 221 70 8 70 Capital expenditure Exploration capitalised3.4 - - - - - Evaluation capitalised4 5 237 50 5 50 Oil and gas properties4 745 954 323 745 323 Other property, plant and equipment 12 6 12 12 12 Total 762 1,197 385 762 385 First Quarter 2022 Report

Production rates The Ngujima-Yin FPSO produces oil from the Vincent and Greater Enfield resources. The Okha FPSO produces oil from the Cossack, Wanaea, Lambert and Hermes resources. Domestic gas includes the aggregate Woodside equity domestic gas production from all Australian projects. Average daily production rates (100% project) for the quarter ended 31 March 2022 with appropriate comparatives: First Quarter 2022 Report Production rates Woodside  share 100% project Remarks Q1 2022 Q4 2021 NWS Project LNG (t/d) 16.0% 39,553 38,830 Production was higher due to higher onshore reliability and no weather utilisation impacts. Condensate (bbl/d) 16.0% 55,914 56,575 Production was slightly lower due to lower well reliability. LPG (t/d) 16.0% 1,093 1,118 Pluto LNG LNG (t/d) 90.0% 13,333 13,888 Production was lower due to reliability events and higher than planned ambient temperatures. Condensate (bbl/d) 90.0% 9,050 9,291 Pluto-KGP Interconnector LNG (t/d) 100.0% 437 - Production commenced in March 2022. Condensate (bbl/d) 100.0% 127 - LPG (t/d) 100.0% 6 - Wheatstone LNG (t/d) 12.2% 26,569 24,972 Production was higher due to higher offshore deliverability. Condensate (bbl/d) 14.9% 31,436 33,510 Production was lower due to change in well prioritisation. Australia Oil Ngujima-Yin (bbl/d)1 60.0% 25,890 34,667 Production was lower due to maintenance and Tropical Cyclone Charlotte. Okha (bbl/d)2 33.3% 14,178 14,744 Production was lower due to planned annual Emergency Shut Down and facility availability. Domestic gas Domestic gas (TJ/d)3 51 40

Exploration Permits and licences Key changes to permit and licence holding during the quarter ended 31 March 2022 are noted below. Exploration or appraisal wells drilled No exploration wells were drilled during Q1 2022. Seismic activity No seismic activity was undertaken during Q1 2022. First Quarter 2022 Report Region Permit or licence area Change in interest (%) Current interest (%) Remarks Myanmar AD-7 40% 40% A notice to terminate the Production Sharing Contract has been sent to Myanmar Oil and Gas Enterprise. Myanmar AD-1 50% 50% Arrangements to formally exit have commenced. Myanmar AD-8 50% 50% Arrangements to formally exit have commenced. Myanmar A-6 40% 40% Arrangements to formally exit have commenced,

Conversion factors 15 Product Factor Conversion Factor1  Domestic gas 1 TJ 163.6 boe Liquefied natural gas (LNG) 1 tonne 8.9055 boe Condensate  1 bbl 1.000 boe Oil 1 bbl 1.000 boe Liquefied petroleum gas (LPG) 1 tonne 8.1876 boe Natural gas 1 MMBtu 0.1724 boe Minor changes to some conversion factors can occur over time due to gradual changes in the process stream. boe = barrel of oil equivalent TJ = terajoules bbl = barrel MMBtu = million British thermal units MMscf = million standard cubic feet of gas t = tonne Bcf = billion cubic feet of gas kt = thousand tonnes First Quarter 2022 Report